SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                       American Travellers Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                 0302 90 100
                               (CUSIP Number)

             Benedict J. Iacovetti, 3220 Tillman Drive, Bensalem, PA 19020
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February  29, 1996
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                              Page 1 of 3 Pages

CUSIP No. 0302 90 100              13D                 Page 2 of 3 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ramon R. Obod, Alice E. Powell and Debra F. Powell as co-trustees of a Trust under a Deed of Trust of Frances E. Powell, Jr., Settlor, dated August 24, 1988.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    a
    b

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    No funds or other consideration where used or are to be used as there was no purchase of securities.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER           0


 8  SHARED VOTING POWER       708,462


 9  SOLE DISPOSITIVE POWER      0


10  SHARED DISPOSITIVE POWER 708,462

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  708,462

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14  TYPE OF REPORTING PERSON*

00 Co-Trustees of a Trust established under a Deed of Trust of Frances E. Powell,Jr. Settlor, dated August 24, 1988.



                                                       Page 3 of 3 Pages

Item 5 is amended as follows:

Item 5  Interest and Securities of the Issuer.

The Reporting Persons are co-trustees of a Trust established under a Deed of Trust of Frances E. Powell, Jr., Settlor, dated August 24, 1988
(the "Residuary Trust"). On February 29, 1996, the Residuary Trust sold 100,000 shares of the Common Stock, $.01 par value of American Travellers Corporation (the "Stock") in the open market at a sales price, net of commission, of $28.87 per share.

The co-trustees, in their individual capacities, have the following record ownership of securities of American Travellers Corporation:

Alice E. Powell
1,000 shares
28,000 options

Debra F. Powell
10,000 shares
14,500 options

Ramon R. Obod
9,737 shares
25,000 options

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 1996


Signature:  /s/  Alice E.. Powell
Name:             Alice E. Powell, Co-Trustee

Signature:  /s/  Debra F.. Powell
Name:             Debra F. Powell, Co-Trustee

Signature:  /s/  Ramon R. Obod
Name:             Ramon R. Obod, Co- Trustee